SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

For the fiscal year ended December 31, 2010, or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

For the transition period from              to

Commission file number 0-16125

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

(S.E.C. registration No. 333-52765)

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

FASTENAL COMPANY

2001 Theurer Boulevard

Winona, Minnesota 55987

REQUIRED INFORMATION

The Fastenal Company & Subsidiaries 401(k) Plan (Plan) is subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA). In accordance with Item 4 and in lieu of the requirements of Items 1-3 of Form 11-K, the following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are included herein:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits

Statement of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2010 and 2009

(With Report of Independent Registered Public Accounting Firm)

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

Report of Independent Registered Public Accounting Firm

The Trustees of Fastenal Company &

Subsidiaries 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Fastenal Company & Subsidiaries 401(k) Plan (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Minneapolis, Minnesota

June 24, 2011

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	2010	2009

Assets:
Investments, at fair value:
Investment funds	$70,076,906	54,329,267
Fastenal Company common stock	50,249,410	36,271,083
Cash	23,768	42,790
Pending settlement fund	48,518	50

Total investments at fair value	120,398,602	90,643,190

Employer contribution receivable	4,762,974	—
Accrued income	8,152	8,115

Total assets	125,169,728	90,651,305

Liabilities:
Excess deferrals payable	242,464	453,543
Unclaimed plan forfeiture fund	482	4,414

Net assets available for benefits, before adjustment	124,926,782	90,193,348

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	382,376

Net assets available for benefits	$124,926,782	90,575,724

See accompanying notes to financial statements.

2

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2010

Additions:
Investment income:
Interest and dividends	$2,486,674
Net appreciation in fair value of investments	21,478,785

Total investment income	23,965,459

Contributions:
Participant	11,920,071
Rollover	92,012
Employer	4,762,974

Total contributions	16,775,057

Total additions	40,740,516

Deductions:
Benefits paid to participants	(6,389,458)

Total deductions	(6,389,458)

Net increase in net assets available for benefits	34,351,058

Net assets available for benefits:
Beginning of year	90,575,724

End of year	$124,926,782

See accompanying notes to financial statements.

3

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(1)	Description of the Plan

The following description of the Fastenal Company & Subsidiaries 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined-contribution plan covering all full-time and part-time U.S. employees of Fastenal Company & Subsidiaries (the Company). Employees are eligible to participate in the Plan beginning on January 1 or July 1 after completing 12 months of service and attaining the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)	Contributions

Participants’ contributions are recorded in the period that the participants’ payroll deductions are made. Participants may contribute an amount not less than 1% or more than 100% of their eligible compensation. Employee contributions are 100% vested at all times. Effective January 2005, a discretionary employer matching contribution was implemented as a new feature to the Plan. These employer matching contributions are also initially 100% vested. During the years ended December 31, 2010 and 2009, the Company made a discretionary contribution of $4,762,974 and $0, respectively, to the Plan.

The Company does not limit participant contributions; however, the Tax Reform Act of 1986 allows a maximum participant annual pretax contribution of $16,500 for calendar years 2010 and 2009.

Highly compensated employees may be limited to lower contribution percentages in order for the Plan to satisfy the discrimination tests of the Internal Revenue Code (IRC). Changes in contributions are allowed based on the provisions of the Plan.

The Plan allows for rollover contributions to be made to the Plan by eligible participants. These rollover contributions are eligible distributions from other tax-qualified plans or individual retirement accounts that participants elect to have invested in the Plan either by a direct rollover to the Plan or by a distribution followed by a contribution within sixty days of receipt.

(c)	Participant Allocation of Income and Loss

The net income or loss of each fund at each valuation date is allocated to each participant’s account in the same ratio that such account bears to the total of all participants’ accounts invested in the fund as of the valuation date. The basis for allocation is the time-weighted balance in the participant’s account during the period.

(d)	Payment of Benefits

Distributions may be made upon the occurrence of any of the following:

•	Any termination of employment,

4	(Continued)

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

•	Death of an actively employed participant prior to the normal retirement date (age 65),

•	Termination of the Plan,

•	Participant is still employed and has reached age 59 1/2,

•	Disability,

•	Participant is still employed and has suffered a financial hardship, or

•	Participant is still employed and has completed a rollover of funds into the Plan.

Distributions are made in either one lump sum payment or under installments.

(e)	Investment Fund Transfers

Participants may direct a transfer of all or a portion of their current account balances among investment funds in 1% increments on a daily basis.

(f)	Forfeitures

Forfeitures are transferred to a forfeiture account, which is maintained for the Plan as a whole and is not attributable to any given participant. The balance of the forfeiture account may be used to correct errors in the accounts of other participants, pay Plan administrative expenses or reduce matching contributions to the Plan, as directed by the Company.

(g)	Plan Termination

The Company intends to continue the Plan indefinitely, but reserves the right to terminate the Plan at any time.

(h)	Administrative Costs

The Company pays the cost of administering the Plan. Investment manager fees are paid from the investment funds.

(i)	Investment Options

Upon enrollment, each participant shall direct that contributions be invested in one or more of the following investment options in increments of 1%:

•

American Funds Capital World Growth & Income Fund (R-5) – Managed by Capital Research and Management Company. The Fund seeks to provide long-term growth of capital while providing current income. The Fund invests primarily in common stocks of

5	(Continued)

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

well-established companies located around the world. The Fund invests, on a global basis, in common stocks that are denominated in U.S. dollars or other currencies. The Fund may invest a significant portion of its assets in securities of issuers domiciled outside the United States. The Fund may also invest in issuers in developing countries.

•

American Funds EuroPacific Growth Fund (R-5) – Managed by Capital Research and Management Company. The Fund seeks to provide long-term growth of capital. The Fund normally invests at least 80% of its assets in stocks of issuers located in Europe and the Pacific Basin. The Fund may invest a portion of its assets in common stocks and other securities of companies in countries with developing economies and/or markets.

•

American Funds The Growth Fund of America (R-5) – Managed by Capital Research and Management Company. The Fund seeks to provide growth of capital. The Fund invests primarily in common stocks and seeks to invest in companies that appear to offer opportunities for growth of capital. The Fund may invest a portion of its assets in securities of issuers domiciled outside the United States.

•

BlackRock Global Allocation Fund (I) – Managed by BlackRock Advisors, LLC. The Fund seeks to provide high total investment return. The Fund invests in a portfolio of equity, debt and money market securities including common stock, preferred stock, and securities convertible into common stock. The combination of which will vary from time to time both with respect to types of securities and markets in response to changing market and economic trends. The Fund may invest up to 35% of its total assets in junk bonds, corporate loans and distressed securities. The Fund may also invest in Real Estate Investment Trusts.

•

BlackRock Equity Dividend Fund (I) – Managed by BlackRock Advisors, LLC. The Fund seeks long-term total return and current income by investing at least 80% of assets in equity securities and at least 80% of its assets in dividend paying securities. The Fund will generally focus on large cap securities. The Fund may also invest in convertible securities and nonconvertible preferred stock. The Fund may invest up to 25% of its total assets in securities of foreign issuers.

•

BlackRock S&P 500 Index Fund (I) – Managed by BlackRock Advisors, LLC. The Fund seeks to provide investment results that replicate the total return of the S&P 500 Index. The Fund invests in the common stocks represented in the S&P 500 in roughly the same proportions as their weightings in the S&P 500. The Fund invests at least 80% of assets in securities or other financial instruments that are components of or have economic characteristics similar to the securities included in the S&P 500.

•

Delaware Investment Diversified Income Fund (A) – Managed by Delaware Management Company. The Fund seeks maximum long-term total return. The Fund allocates its investments principally among four sectors of the fixed-income securities market: the U.S. investment grade sector, the U.S. high-yield sector, the international developed markets sector, and the emerging markets sector. Under normal circumstances, the Fund will invest at least 80% of its net assets in fixed-income securities.

•	Merrill Lynch Retirement Preservation Trust – The Trust was a collective trust maintained by Bank of America, N.A. to which BlackRock Investment Management, LLC provided

6	(Continued)

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

nondiscretionary investment management advice. The Trust seeks to provide preservation of capital, liquidity, and current income at levels at an appropriate market return. The Trust invests primarily in cash, cash equivalents, and short-term, highly liquid securities. The Trust seeks to maintain at $1 net asset value per share, although this cannot be assured. Effective October 2010, termination of the Trust was approved and liquidation of its assets commenced. The Trust has changed from a stable value fund to a short-term bond fund.

•

Munder Mid Cap Core Growth Fund (Y) – Managed by Munder Capital Management. The Fund seeks to provide long-term capital appreciation by investing at least 80% of assets in the equity securities of mid-capitalization companies included in the S&P MidCap 400 Index or the Russell Mid-Cap Index. The Fund will primarily be invested in domestic securities, but up to 25% of the Fund’s assets may be invested in foreign securities.

•

Oppenheimer Main Street Small and Mid Cap Fund (Y) – Managed by OppenheimerFunds Inc. The Fund seeks capital appreciation. The Fund normally invests in common stocks of small-cap and mid-cap companies with at least 80% of its net assets in securities of companies having market capitalization in the range of the Russell 2500 ($25 million to $6 billion). The Fund invests primarily in U.S. companies, but it can invest in securities issued by companies or governments in any country.

•

Oppenheimer Small & Mid Cap Value Fund (Y) – Managed by OppenheimerFunds Inc. The Fund seeks capital appreciation. The Fund invests mainly in common stocks of U.S. issuers that have market capitalizations up to $13 billion. The Fund has no fixed ratio for the percentage of small-cap and mid-cap stocks required to be held its portfolio. The Fund normally invests at least 80% of net assets in equity securities of small-cap and mid-cap issuers. The Fund primarily invests in U.S. companies but may also purchase securities of issuers in any country, including developed and emerging market countries.

•

PIMCO Total Return Fund (I) – Managed by PIMCO. The Fund seeks maximum total return. The Fund normally invests at least 65% of its total assets in a diversified portfolio of fixed income instruments of varying maturities, which may be represented by forwards or derivatives such as options, future contracts, or swap agreements. The Fund invests primarily in investment-grade debt securities, but may invest up to 10% of its total assets in high yield securities (junk bonds). The Fund may invest up to 15% of its total assets in securities and instruments that are economically tied to emerging market countries. The Fund will normally limit its foreign currency exposure to 20% of its total assets.

•

Victory Diversified Stock Fund (A) – Managed by Victory Capital Management, Inc. The Fund seeks to provide long-term growth of capital. Under normal circumstances, the Fund will invest at least 80% of its net assets in equity securities and securities convertible into common stocks traded on U.S. exchanges and issued by large, established companies. The Fund invests in both growth and value securities.

•

Aggressive Goal Manager Portfolio Model – The model directs 10% of its assets to bond funds and 90% to stock funds [5% in Delaware Diversified Income Fund (A), 5% in PIMCO Total Return Fund (I), 25% in American Funds EuroPacific Growth Fund (R5), 20% in American Funds The Growth Fund of America (R5), 10% in Munder Mid Cap Core Growth

7	(Continued)

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

Fund (Y), 20% in BlackRock Equity Dividend Fund (I), 10% in Oppenheimer Main Street Small and Mid Cap Fund (Y), and 5% in Oppenheimer Small & Mid Cap Value Fund (Y)]. The model will be rebalanced on a quarterly basis through purchases and sales of the investment options included within the model.

•

Moderate Goal Manager Portfolio Model – The model directs 5% of its assets to cash or cash equivalent (e.g., stable value), 35% to bond funds and 60% to stock funds [5% in Merrill Lynch Retirement Preservation Trust, 17% in Delaware Diversified Income Fund (A), 18% in PIMCO Total Return Fund (I), 15% in American Funds EuroPacific Growth Fund (R5), 15% in American Funds The Growth Fund of America (R5), 15% in BlackRock Equity Dividend Fund (I), 5% in Munder Mid Cap Core Growth Fund (Y), 5% in Oppenheimer Main Street Small and Mid Cap Fund (Y), and 5% in Oppenheimer Small & Mid Cap Value Fund (Y)]. The model will be rebalanced on a quarterly basis through purchases and sales of the investment options included within the model.

•

Conservative Goal Manager Portfolio Model – The model directs 10% of its assets to cash or cash equivalent (e.g., stable value), 70% to bond funds and 20% to stock funds [10% in Merrill Lynch Retirement Preservation Trust, 32% in Delaware Diversified Income Fund (A), 38% in PIMCO Total Return Fund (I), 5% in American Funds EuroPacific Growth Fund (R5), 7% in American Funds The Growth Fund of America (R5), and 8% in BlackRock Equity Dividend Fund (I)]. The model will be rebalanced on a quarterly basis through purchases and sales of the investment options included within the model.

•	Fastenal Company Common Stock – This investment option invests in shares of Fastenal Company common stock.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

Investments of the Plan are stated at fair value. Fair value is the last reported sales price on the last business day of the month for securities traded on a national securities exchange. Fair value for shares of mutual and common collective trust funds is the net asset value of those shares or units, as determined by the respective fund.

Purchases and sales of investments are reflected on a trade-date basis. Net appreciation (depreciation) in the fair value of investments includes gains and losses on investments bought and sold, as well as held, during the year. Dividend income is recorded on the ex-dividend date. Accrued investment income is reflected in the investment balance.

8	(Continued)

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(d)	Fully Benefit-Responsive Investments Contracts

As described in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC or Codification) Topic 946-210-45, fully benefit-responsive investment contracts held by defined-contribution plans are required to be reported at fair value. However, the Codification states that contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the Codification, the statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract-value basis. Effective with the Merrill Lynch Retirement Preservation Trust’s approval for termination and liquidation as described in note 1(h), the Trust changed from a stable value fund to a short-term bond fund. As such, the Plan does not hold investment contracts at December 31, 2010 that are considered to be fully benefit responsive.

(e)	Benefits

Benefits are recorded when paid.

(f)	New Accounting Pronouncements

In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements. This standard requires further disaggregation of assets and a disclosure of valuation techniques for Levels 2 and 3 measurements. The Plan adopted the provisions of the standard for the year ended December 31, 2010. The adoption of these provisions did not have a material effect on the Plan’s financial statements.

(3)	Tax Status

The Internal Revenue Service has issued a favorable opinion letter, dated March 31, 2008, on the prototype document stating that the prototype plan format (which the Plan is utilizing) qualifies under Section 401(a) of the IRC. This prototype plan is a nonstandardized plan and, therefore, the plan administrator has indicated it will not be applying for the Plan’s own determination letter. However, the plan administrator believes the Plan is a qualified plan and does not believe any events have occurred that might adversely affect the Plan’s qualified status.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

9	(Continued)

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(4)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2010 to the Form 5500:

Net assets available for benefits per the financial statements	$124,926,782
Excess deferrals payable	242,464
Participant contribution receivable	851
Unclaimed plan forfeiture funds	482

Net assets available for benefits per the Form 5500	$125,170,579

The following is a reconciliation of total additions and deductions per the financial statements for the year ended December 31, 2010 to the Form 5500:

Total additions per the financial statements	$40,740,516
Excess deferrals payable	242,464
Participant contribution receivable	521
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	382,376

Total income per the Form 5500	$41,365,877

Total deductions per the financial statements	$(6,389,458)
Decrease in unclaimed plan forfeiture funds	(3,932)
2009 excess deferrals	(453,543)

Total expenses per the Form 5500	$(6,846,933)

(5)	Investments and Investment Income

Merrill Lynch Trust Company manages the Plan’s investment assets and executes transactions therein pursuant to discretionary authority granted by the Plan concerning purchases and sales of investments in the various funds.

Transactions for participant contributions to the Plan and benefits paid to participants are under the direct control of the plan administrator.

10	(Continued)

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits:

	December 31
	2010		2009

Delaware Investment Diversified Income Fund	$5,317,744	*	5,497,053
Merrill Lynch Retirement Preservation Trust	6,103,078	*	5,271,333
Victory Diversified Stock Fund	6,580,370		5,886,657
American Funds The Growth Fund of America	9,569,932		7,868,448
American Funds Capital World Growth & Income Fund	9,963,785		8,656,475
Oppenheimer Small & Mid Cap Value Fund	10,610,139		8,273,949
Fastenal Company common stock	50,249,410		36,271,083

*	Represents an investment that is less than 5% of the Plan’s net assets available for benefits at December 31, 2010.

During 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $21,478,785 as follows:

Investment funds	$5,597,202
Fastenal Company common stock	15,881,583

$21,478,785

(6)	Party-in-Interest Transactions

The Plan engages in transactions involving the acquisition and disposition of investments with fiduciaries of the Plan including, but not limited to, the trustee and administrator of the Plan and the Company. The fiduciaries are considered parties-in-interest; however, the transactions are not considered prohibited transactions under ERISA.

(7)	Risk and Uncertainties

The Plan offers a number of investment options to participants that are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant accounts.

At December 31, 2010 and 2009, approximately 40% of the Plan’s net assets were invested in the common stock of Fastenal Company. The underlying value of the Fastenal Company common stock is entirely dependent upon the performance of Fastenal Company and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of Fastenal Company common stock in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

11	(Continued)

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(8)	Fair Value Measurements

Under ASC 820, various inputs are used in determining the fair value of the Plan’s investments. These inputs are summarized in a hierarchy that segregates fair value measurements into three levels (Levels 1, 2, and 3), determined by the nature of input as follows:

•

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities. An active market is a market in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis. A quoted price in an active market provides the most reliable evidence of fair value.

•

Level 2 – Other significant observable inputs, including quoted prices for similar securities in active markets, quoted prices for identical securities in markets that are not active, and other market-corroborated inputs.

•	Level 3 – Significant unobservable inputs, including the Plan’s own assumptions in determining the fair value of investments, based on the best information available in the circumstances.

Valuation levels are not necessarily an indication of the risk associated with investing in those securities.

The following is a description of the valuation methodologies used for assets held and carried at fair value:

•	Common Stock – Valued daily based on quoted prices from national exchanges.

•	Mutual funds – Valued daily based on quoted prices from national exchanges and commonly used third-party services.

•

Stable value funds – The unit value is calculated at the end of each business day. The unit value is based on the current value of the investment contract fund’s holdings divided by the total number of outstanding units to obtain a daily net asset value (NAV).

The following tables present the level within the fair value hierarchy at which the investments are measured on a recurring basis as of December 31, 2010 and 2009:

	Fair value at December 31, 2010
	Level 1	Level 2	Level 3	Total

Fastenal Company common stock	$50,249,410	—	—	50,249,410

Investment funds:
Domestic equity	36,025,821	—	—	36,025,821
Global equity	9,963,785	—	—	9,963,785
International equity	6,132,222	—	—	6,132,222
Balanced	3,663,463	—	—	3,663,463
Bond	8,188,537	6,103,078	—	14,291,615

Total	$114,223,238	6,103,078	—	120,326,316

12	(Continued)

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

	Fair value at December 31, 2009
	Level 1	Level 2	Level 3	Total

Fastenal Company common stock	$36,271,083	—	—	36,271,083

Investment funds:
Domestic equity	27,323,658	—	—	27,323,658
Global equity	8,656,475	—	—	8,656,475
International equity	4,511,878	—	—	4,511,878
Balanced	3,068,870	—	—	3,068,870
Bond	5,497,053	—	—	5,497,053
Stable value fund	—	5,271,333	—	5,271,333

Total	$85,329,017	5,271,333	—	90,600,350

For the years ended December 31, 2010 and 2009, the Plan held no assets in which significant unobservable inputs (Level 3) were used in determining fair value. The Plan did not have any significant transfers between Levels 1 and 2 during the periods.

(9)	Subsequent Events

Effective January 1, 2011, the Plan was amended and restated and Fastenal Company common stock available through the Plan was classified as an Employee Stock Ownership Plan (ESOP). The Plan name has been changed to the Fastenal Company & Subsidiaries 401(k) and Employee Stock Ownership Plan. The change was made to better reflect that the Plan is intended, in part, as a voluntary stock ownership vehicle for those participants who wish to use the Plan for that purpose. Being an ESOP allows the Plan to offer participants a voluntary dividend pass-through option to have dividends paid in cash. Any dividends paid by Fastenal Company on stock held by the Plan will be deductible to Fastenal Company for federal income tax purposes. On January 31, 2011, the Plan filed an application with the Internal Revenue Service for advance determination on the qualification of the Plan.

There were no other subsequent events requiring adjustment to the financial statements or disclosure through June 24, 2011, the date that the Plan’s financial statements were issued.

13

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2010

Description		Face amount or number of shares	Current value
*	Merrill Lynch Retirement Preservation Trust	6,103,078	$6,103,078
	American Funds Capital World Growth & Income Fund	278,863	9,963,785
	American Funds The Growth Fund of America	314,904	9,569,932
	American Funds EuroPacific Growth Fund	148,444	6,132,222
	Delaware Investment Diversified Income Fund	577,388	5,317,744
*	BlackRock Global Allocation Fund	187,870	3,663,463
*	BlackRock Equity Dividend Fund	236,765	4,155,234
*	BlackRock S&P 500 Index Fund	73,834	1,135,564
	Oppenheimer Small & Mid Cap Value Fund	323,875	10,610,139
	Oppenheimer Main Street Small and Mid Cap Fund	91,168	1,955,554
	Victory Diversified Stock Fund	421,548	6,580,370
	Munder Mid Cap Core Growth Fund	70,968	2,019,028
	PIMCO Total Return Fund	264,589	2,870,793
*	Fastenal Company Common Stock	838,748	50,249,410

			120,326,316

	Pending settlement fund		48,518
	Cash		23,768

			$120,398,602

*	Denotes a party-in-interest.

See accompanying report of independent registered public accounting firm.

14

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 24, 2011

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

By	Fastenal Company, Plan Administrator

By	/s/ Daniel L. Florness
Daniel L. Florness, Executive Vice-President,
Treasurer, and Chief Financial Officer

INDEX TO EXHIBITS

23	Consent of Independent Registered Public Accounting Firm

99.1	Certification Pursuant to 18 U.S.C. Section 1350